

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 16, 2021

Joseph A. Geraci, II
Chief Financial Officer
Mill City Ventures III, Ltd.
1907 Wayzata Blvd #205
Wayzata, Minnesota 55391

Re: Mill City Ventures III, Ltd
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed March 10, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2021
Filed August 16, 2021
File No. 811-22778

Dear Mr. Geraci:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Note 2 - Summary of Significant Accounting Policies
Use of Estimates, page 18

1. We note that you are an investment company following accounting and reporting guidance in ASC 946. We also note that you have changed your business structure and have focused your business on the provision of short-term specialty financing to small businesses, small-cap public companies, and high-net-worth individuals. Please provide us with your accounting analysis explaining how you concluded that ASC 946 remains applicable after withdrawal of your business development company election and the change to your business focus. Refer to ASC 946-10-25-1 & 2.

<u>Form 10-Q for the Quarterly Period Ended June 30, 2021</u>

<u>General</u>

2.   We did not see Inline XBRL provided in connection with this filing. Please advise or revise as necessary.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance

cc: Douglas M. Polinsky